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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sharpe Resources Corporation (Registrant)
Date: September 12, 2008
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sharpe Resources Corporation (An Exploration Stage Company) (Expressed in United States Dollars) Consolidated Financial Statements (Unaudited) Three and six months ended June 30, 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2007 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SHARPE RESOURCES CORPORATION
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Expressed in United States Dollars)
June 30,		December 31,
(Unaudited)	2008	2007
$		$
Assets
Current assets
Cash	63,652	292,434
Short-term investments	1,159,922	12,114
Loan receivable (Note 10)	25,000	-
Due from related party (Note 6)	-	250,000
	1,248,574	554,548
Mining interests (Note 9)	996,447	-
	2,245,021	554,548
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	251,250	147,486
Due to related parties (Note 6)	1,418,717	134,213
Loan claims (Note 8)	563,818	563,818
	2,233,785	845,517
Future income tax liability (Note 9(a))	207,602	-
	2,441,387	845,517
Capital Stock and Deficit
Share capital (Note 5(b))	11,463,430	11,463,430
Shares to be issued (Note 9(a))	135,546	-
Contributed surplus	457,263	266,462
Deficit	(12,252,605)	(12,020,861)
	(196,366)	(290,969)
	2,245,021	554,548

The notes to the unaudited interim consolidated financial statements are an integral part of these statements. Nature of Operations and Going Concern (Note 1)

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)
(Unaudited)	Three months ended June 30, 2008 2007		Six months ended June 30, 2008 2007	Cumulative from start of the exploration stage on January 1, 2002
	$	$	$	$	$
Revenue Petroleum and natural gas revenue Interest income Other income	11,125 776 -	8,606 528 -	11,125 1,080 -	8,606 1,163 -	367,897 14,562 3,239
	11,901	9,134	12,205	9,769	385,698
Operating and administrative expenses Operating	513	615	513	20,841	741,088
General and administrative	31,010	38,062	40,343	66,941	569,333
Depletion, depreciation and amortization	-	-	-	-	35,353
Stock-option compensation (Note 5(c))	190,801	90,232	190,801	90,232	314,177
Interest on advance	508	-	1,016	-	10,554
Interest on loan claims	5,638	5,638	11,276	11,276	97,437
Management fees	-	-	-	-	169,000
	228,470	134,547	243,949	189,290	1,936,942
Loss before the following:	(216,569)	(125,413)	(231,744)	(179,521)	(1,551,244)
Write-off of an option to acquire mineral
property	-	-	-	-	(78,125)
Gain on disposal of petroleum and
natural gas properties	-	-	-	-	606,047
Gain on disposal of capital asset	-	-	-	-	10,000
Gain on settlement of debt	-	-	-	-	149,681
Net loss and comprehensive loss for the period	(216,569)	(125,413)	(231,744)	(179,521)	(863,641)
Loss per common share Basic Diluted	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)	(0.00) (0.00)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Changes in Shareholders' Equity (Expressed in United States Dollars)

Six months Year ended ended June 30, December 31, (Unaudited) 2008 2007

$$

Share capital Balance, beginning of period 11,463,430 11,174,108 Exercise of warrants -228,000 Fair value of warrants exercised -61,322

Balance, end of period	11,463,430	11,463,430
Shares to be issued
Balance, beginning of period	-	-
Activity during the period (Note 9(a))	135,546	-
Balance, end of period	135,546	-
Warrants
Balance, beginning of period	-	204,408
Fair value of warrants exercised	-	(61,322)
Transfer of expired warrants to contributed surplus	-	(143,086)
Balance, end of period	-	-
Contributed surplus Balance, beginning of period	266,462	33,144
Stock-option compensation (Note 5(c))	190,801	90,232
Fair value of expired warrants	-	143,086
Balance, end of period	457,263	266,462
Deficit
Balance, beginning of period	(12,020,861)	(11,765,034)
Net loss for the period	(231,744)	(255,827)
Balance, end of period	(12,252,605)	(12,020,861)
Shareholders' deficit, end of period	(196,366)	(290,969)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Cash Flows (Expressed in United States Dollars)

Cumulative from start of the exploration

Three months ended Six months ended stage on June 30, June 30, January 1, (Unaudited) 2008 2007 2008 2007 2002

$ $ $$$

Cash flows used in operating activities

Net loss for the period (216,569) (125,413) (231,744) (179,521) (863,641)

Operating items not involving cash: Depletion, depreciation and amortization ----35,353 Stock-option compensation (Note 5(c)) 190,801 90,232 190,801 90,232 314,177 Write-off of an option to acquire mineral property ----78,125 Gain on disposal of petroleum and natural gas properties ----(606,047) Gain on disposal of capital asset ----(10,000) Gain on settlement of debt ----(149,681) Changes in non-cash working capital items (105,750) 11,349 (96,236) (16,278) 202,552

(131,518)		(23,832)	(137,179)	(105,567)	(999,162)
Cash flows from financing activities
Repayments of long term debt	-	-	-	-	(117,654)
Repayments of loan claims	-	-	-	-	(100,715)
Advances to/from related parties	1,056,205	-	1,056,205	-	907,898
Common shares issued	-	-	-	228,000	606,530
	1,056,205	-	1,056,205	228,000	1,296,059
Cash flows from investing activities
Additions to petroleum and natural gas properties	-		-	-	(31,404)
Proceeds on disposal of petroleum and
natural gas properties	-	-	-	-	606,467
Proceeds on disposal of capital assets	-	-	-	-	10,000
Purchase of short-term investments	(1,147,808)	-	(1,147,808)	-	(1,147,808)
	(1,147,808)	-	(1,147,808)	-	(562,745)
Change in cash during the period	(223,121)	(23,832)	(228,782)	122,433	(265,848)
Cash, beginning of period	286,773	351,131	292,434	204,866	329,500
Cash, end of period	63,652	327,299	63,652	327,299	63,652

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

1. Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of minerals resources in the United States of America. Currently the Company has oil & gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGPF and in Canada under the symbol SHO.H on the NEX exchange.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i)
The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;
(ii)
The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

(iii) The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

The Company decided to withdraw from the Lyon County, Nevada project and accordingly the option price paid of US $78,125 was written-off during the year of 2006. The Company purchased this option from Royal Standard Minerals Inc. ("RSM") to acquire a 60% interest in RSM's gold project located in Lyon County, Nevada (the "Project"), on September 15, 2004, in consideration for which the Company issued 2,000,000 common shares to RSM at a deemed value of CDN $100,000 (US $78,125).

RSM and the Company are related parties under common management and have common directors.

These unaudited interim consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing to complete the development of its properties and/or the realization of proceeds from the sale of one or more of its properties. These unaudited interim consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2. Basis of Presentation and Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by Canadian generally accepted accounting principles for annual financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and six months ended June 30, 2008 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2008.

The balance sheet at December 31, 2007 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements. The consolidated interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2007, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

2. Basis of Presentation and Accounting Policies (continued)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Capital Disclosures (Handbook Section 1535), Financial Instruments – Disclosures (Handbook Section 3862), and Financial Instruments – Presentation (Handbook Section 3863). These new standards became effective for the Company on January 1, 2008.

Capital Disclosures

Handbook Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by the new Handbook section in Note 3 to these consolidated interim financial statements.

Financial Instruments

Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosures recommended by the new Handbook section in Note 4 to these consolidated interim financial statements.

Future accounting changes

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian generally accepted accounting principles with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently assessing the impact of IFRS on its consolidated financial statements.

Goodwill and Intangible Assets

In November 2007, the CICA approved Handbook Section 3064, “Goodwill and Intangible Assets” which replaces the existing Handbook Sections 3062, “Goodwill and Other Intangible Assets” and 3450 “Research and Development Costs”. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2009, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its consolidated financial statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

3. Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of coal properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the three and six months ended June 30, 2008. The Company is not subject to externally imposed capital requirements.

4. Risk Factors

The Company’s major mineral property is the Preston County Coal Property (the "Property"). Unless the Company acquires or develops additional material properties, the Company will be mainly dependent upon its Property. If no additional major mineral properties are acquired by the Company, any adverse development affecting the Company's Property would have a material adverse effect on the Company’s financial condition and results of operations.

Other risk factors and their impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash, short-term investments and loan receivable. Cash and short-term investments consist of non-interest and interest bearing bank accounts with reputable financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in cash and short-term investments is remote.

Loan receivable consists of a $25,000 deposit towards acquiring a 40% interest in a coal mine property in Eastern Kentucky. Management believes that the credit risk concentration with respect to loan receivable is remote.

Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet accounts payable and accrued liabilities when due. As at June 30, 2008, the Company had a cash and short-term investment balance of $1,223,574 (December 31, 2007 - $304,548) to settle accounts payable and accrued liabilities of $251,250 (December 31, 2007 - $147,486). Most of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

4. Risk Factors (continued)

Liquidity risk (continued)

The Company can also redeem, all or in part, at a discount price, preferred shares shown as current liabilities on the balance sheet in the amount of $563,818 (December 31, 2007 - $563,818). As of June 30, 2008, the Company does not intend to redeem the preferred shares due to the limited financial resources of the Company.

Due to related parties of $1,418,717 (December 31, 2007 - $134,213) are unsecured with no set date of repayment. Subsequent to June 30, 2008, the Company repaid $1,000,000 to RSM.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest rate risk

The Company has cash balances, short-term investments and an amount of $25,400 due to a related party with a fixed interest rate (refer to Note 6(ii)). The Company's current policy is to invest excess cash in interest bearing bank accounts. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks.

Foreign currency risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. As a result, the Company's exposure to foreign currency risk is remote.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis

The Company has designated its cash and short-term investments as held-for-trading, which are measured at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. As at June 30, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash, short-term investments and accounts payable and accrued liabilities are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a six month period:

(i)
Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at June 30, 2008, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the six months ended June 30, 2008 would have been $5,800 higher/lower, as a result of lower/higher interest income from the interest bearing bank account. Similarly, as at June 30, 2008, shareholders' equity would have been $5,800 lower/higher as a result of lower/higher interest income from the interest bearing bank account due to a 1% decrease/increase in interest rates.
(ii)
The Company does not hold balances in foreign currencies to give rise to exposure to foreign exchange risk.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

4. Risk Factors (continued)

Sensitivity analysis (continued)

(iii) Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability from mineral exploration depends upon the world market price of coal. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of June 30, 2008, the Company is not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations.

5. Share Capital

(a) Authorized

Unlimited common shares without par value

(b) Issued and Outstanding

Shares Amount

#$ Balance, December 31, 2007 and June 30, 2008 46,619,863 11,463,430

(c) Stock Options

The changes in stock options for the six months ended June 30, 2008 are as follows:

Number of stock options		Weighted average exercise price ($CDN)
#		$
Balance, December 31, 2007 Granted Cancelled	3,511,000 1,700,000 (1,431,000)	0.10 0.10 0.10
Balance, June 30, 2008	3,780,000	0.10

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

5. Share Capital (continued)

(c) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of June 30, 2008:

Exercise price per share ($CDN) Expiry date			Fair value	Number of stock options
(1)	$ 0.10 0.10 0.10	May 16, 2010 May 15, 2012 May 8, 2013	$ 15,484 90,232 190,801	# 480,000 1,600,000 1,700,000
			296,517	3,780,000

(1) On May 8, 2008, the Company granted options to purchase a total of 1,700,000 common shares to directors and officers of the Company. The options are exercisable at $0.10 (Canadian) and expire on May 8, 2013. For the purposes of the 1,700,000 options, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 161.3%; risk-free interest rate of 3.04% and an expected average life of 5 years. The estimated value of $190,801 was recorded as a debit to stock-option compensation and a credit to contributed surplus.

6. Related Party Transactions Not Disclosed Elsewhere

Transactions with related parties not disclosed elsewhere in these consolidated financial statements are comprised of:

June 30,		December 31,
(Unaudited)	2008	2007
Due from related party (i)	$-	$ 250,000
Due to related parties Roland Larsen (ii) Roland Larsen (iii) Royal Standard Minerals Inc. (iv)	25,400 328,301 1,065,016	25,400 -108,813
	$1,418,717	$134,213
(i)
Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment. On January 7, 2008, the Company acquired 100% interest in Standard as described in Note 9(a).
(ii)
This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

6. Related Party Transactions Not Disclosed Elsewhere (continued)

(iii) This loan is payable to an officer and director of the Company. It is unsecured, non-interest bearing, and has no date set for repayment.

(iv) RSM is a related company by virtue of common management and common directors. The loan payable is unsecured, non-interest bearing and has no date set for its repayment.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

7. Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

8. Loan claims

June 30, December 31, (Unaudited) 2008 2007

Unsecured vendor loan claims 563,818 563,818

Pursuant to voluntary reorganization under Chapter 11 of the United States Bankruptcy Code, the agreed unsecured vendor loan claims of Sharpe Energy were paid partially by 10% cash settlement. The remaining 90% of the claims were settled by the issue of preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates were fully redeemable in 2006. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

9. Mining interests

(a) Business Combination

On January 7, 2008, the Company acquired a 100% interest in Standard. The cash and stock transaction includes a cash payment of $250,000 and the issuance of 2 million shares of the Company's common stock valued at $0.068 (Canadian) per share (Shares to be issued).

Standard's primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia.

The results of operations are included in the accounts from January 7, 2008, the effective date of acquisition. Details of the acquisition are as follows:

Purchase Price Cash paid Shares to be issued	$250,000 135,546
$385,546
Fair Value of Net Assets Acquired Mining interest Less: current liabilities Less: future tax liabilities	$996,447 (403,299) (207,602)
$385,546

(b) Coal projects

On June 12, 2008, the Company announced that RSM has reached an agreement in principle with the Company to jointly develop and operate a number of coal projects. To enter into the transaction RSM has agreed in principle to advance to the project up to $2 million to facilitate the startup.

Roland M. Larsen is the Chief Executive Officer of both RSM and the Company. In order to conduct the negotiations and settlement of definitive agreements in this connection, the board of RSM has appointed an independent committee of directors consisting of Robert N. Granger (chairman) Mackenzie I. Watson and James C. Dunlap to evaluate finalize and recommend the transaction to the Board of Directors of RSM if warranted. It is anticipated that the business will operate as a joint venture between the companies at least at the outset.

In an effort to achieve diversity within its natural resource portfolio RSM has entered into the joint venture program mentioned above focused initially on the eastern Kentucky coal fields with Standard a subsidiary of the Company. The joint venture will involve the opportunity for RSM to earn a 40% interest in coal projects that Standard has acquired or holds under option agreements. RSM can earn its 40% interest by advancing four projects to production over the next 12 months.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and six months ended June 30, 2008 (Unaudited)

10. Loan receivable

On April 1, 2008, Standard entered into a purchase agreement to acquire a 40% interest in a coal mine property in Eastern Kentucky. The terms of the transaction include a payment of $250,000 in cash and specific expenditure commitments in regard to accelerating the development of this property. The Lawrence County Kentucky property is permitted and bonded and is in position to commence production immediately. The Company has deposited $25,000 towards the $250,000 payment.